December 8, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. John Reynolds, Assistant Director

RE:	PepsiCo, Inc. Schedule 13E-3 relating to The Pepsi Bottling Group, Inc. Filed October 1, 2009 File No. 005-56089 Form S-4 Filed October 1, 2009 File No. 333-162261

Dear Mr. Reynolds:

On behalf of PepsiCo, Inc. (“PepsiCo”), we hereby submit PepsiCo’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 30, 2009 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and Schedule 13E-3 filed in connection with the Agreement and Plan of Merger dated as of August 3, 2009, among PepsiCo, The Pepsi Bottling Group, Inc. (“PBG”) and Pepsi-Cola Metropolitan Bottling Company, Inc., under which each outstanding share of PBG common stock not held by PepsiCo or any of its subsidiaries, will be converted into the right to receive, at the holder’s election, either 0.6432 of a share of PepsiCo’s common stock or $36.50 in cash without interest, subject to certain proration procedures.

This letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes a related proxy statement / prospectus, are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 1 marked to indicate changes from the version filed on October 1, 2009.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of PepsiCo. All references to page numbers in PepsiCo’s responses are to the pages in the marked version of Amendment No. 1.

General

1.	We note you state that 50% of the aggregate consideration to be paid for the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries will be in shares of PepsiCo common stock and the other 50% will be paid in cash. We further note that holders will have the right to receive either 0.6432 shares of PepsiCo common stock or $36.50 in cash, subject to proration provisions. Please provide us with your analysis as to how you are complying with the disclosure requirements in Item 1004(a)(1)(ii) of Regulation M-A, given that a security holder will not know the exact number of shares and/or amount of cash that the security holder will receive in the merger until after the vote has taken place, until you know the number of shares with respect to which appraisal rights have been exercised, after all election forms have been received, and after the proration factor has been determined. Please also disclose in your document an estimate of the aggregate number of shares and total cash that will be paid in the merger for the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries.

Response:

PepsiCo believes that the proxy statement / prospectus, and in particular the sections entitled “The Merger Agreement – Merger Consideration”, “The Merger Agreement – Election Procedure” and “The Merger Agreement – Proration” describe the consideration to be received by stockholders of PBG in the merger as required under Item 1004(a)(2)(ii) of Regulation M-A. Item 1004(a)(2)(ii) requires a description of “the consideration offered” in the transaction. PepsiCo respectfully submits that Item 1004(a)(2)(ii) does not require disclosure of the exact number of shares and/or the exact amount of cash that individual security holders will receive in the merger, and PepsiCo does not believe that shareholders need to know that information in order to make a fully informed investment decision. Rather, PepsiCo believes that shareholders can make a fully-informed decision based upon the formulaic proration provisions of the merger agreement that are clearly described with illustrative mathematical examples in the proxy statement / prospectus.

In response to the Staff’s comment, the disclosure on page 123 of the proxy statement / prospectus has been revised to disclose an estimate of the aggregate number of shares and total cash that will be paid in the merger.

Questions and Answers About the Merger, page 1

How do I elect cash as the form of consideration..., page 1

2.	Please revise to clarify whether the timeframe you describe for elections to be received applies to both record holders and those who hold in street name. If applicable, describe the timeframe for each type of holder.

Response:

In response to the Staff’s comment, the disclosure on page 24 of the proxy statement / prospectus has been revised.

3.	Please revise to include examples to illustrate the amount of cash and the number of shares that a security holders would receive under proration, as disclosed on pages 114-115. Please revise to also disclose the consideration in the event that all eligible holders elect cash and in the event that no eligible holders elect cash.

Response:

In response to the Staff’s comment, the disclosure on pages 21 through 24 of the proxy statement / prospectus has been revised.

Summary Term Sheet, page 6

4.	The summary term sheet must begin on the first or second page of the disclosure document. See Instruction 2 to Item 1001 of Regulation M-A. Please revise.

Response:

In response to the Staff’s comment, the summary term sheet has been moved to the front of the proxy statement / prospectus.

5.	Your summary term sheet is twenty-two pages long and, for example, contains a two page list of positive substantive and procedural factors. The summary term sheet is intended to briefly describe the most material terms of the proposed transaction and should not recite all information contained in the disclosure document. Please revise.

Response:

In response to the Staff’s comment, the summary term sheet has been revised.

6.	If you determine to retain certain portions of the list setting forth the positive factors, balance this with an equal presentation of the negative factors.

Response:

PepsiCo supplementally advises the staff that the list referred to in the Staff’s comment has been removed from the summary term sheet.

The PBG Board Recommends Stockholder Approval of the Merger, page 9

7.	We note that the PBG board has determined that the going private transaction is fair to PBG and its stockholders (other than PepsiCo, Metro and other affiliates of PepsiCo) Please revise, here, in the letter to stockholders and in the body of your document, to state whether each filing person has determined that the Rule 13e-3 transaction is fair to the unaffiliated security holders of PBG.

Response:

In response to the Staff’s comment, the letter to stockholders, the summary term sheet and the body of the proxy statement / prospectus have been revised by replacing references to “PBG and its stockholders (other than PepsiCo, Metro and other affiliates of PepsiCo)” with references to “unaffiliated security holders of PBG.”

Opinions of PBG’s Financial Advisors, page 12

8.	We note on page 12 that a significant portion of the transaction fees payable to Centerview Partners and BofA Merrill Lynch are payable upon consummation of this merger and the PAS merger. Please clarify the specific portion of each transaction fee that is payable upon consummation of this merger and the PBG merger. In addition, revise any references to consultation with your financial advisors to address these contingent payments.

Response:

In response to the Staff’s comment, the disclosure on page 94 of the proxy statement / prospectus has been revised to specify the portion of the Centerview Partners and BofA Merrill Lynch fees payable upon consummation of the mergers and the disclosure on page 94 has been revised to address these contingent payments. In addition, the disclosure on page 72of the proxy statement / prospectus has been revised to specify the portion of the Morgan Stanley fees payable upon consummation of the merger and the disclosure on page 72 has been revised to address this contingent payment.

Financing page 18

9.	Please file the commitment letters for financing the mergers, as referenced on page 18, as exhibits to your next amendment. We note that you have filed Exhibit 99.2 to Form 8-K filed on August 4, 2009.

Response:

In response to the Staff’s comment, the commitment letter has been filed as exhibit 99.7 to Amendment No. 1. The disclosure on pages 11, 45, 47 and 108 has been revised to clarify that there is only one commitment letter for financing the mergers.

Forward-Looking Statements, page 33

10.	Section 27A of the Securities Act and Section 21E of the Exchange Act expressly state that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-private transaction. Please remove the references to the Private Securities Litigation Reform Act.

Response:

In response to the Staff’s comment, the disclosure on page 114 of the proxy statement / prospectus has been revised.

Shares Held by PBG’s Directors and Executive Officers, page 36

11.	Please make the statements required by Item 1012(d) and (e) of Regulation M-A regarding the reasons for the intended action and recommendations made.

Response:

In response to the Staff’s comment, the disclosure on page 117 of the proxy statement / prospectus has been revised.

Special Factors, page 41

12.	Please move the Special Factors section so that it appears in the front of the disclosure document. See Rule 13e-3(e)(1)(ii).

Response:

In response to the Staff’s comment, the Special Factors section has been moved so that it immediately follows the Questions and Answers about the Merger section in the proxy statement / prospectus. PepsiCo respectfully submits that shareholders would benefit from placing the Q&A section prior to Special

Factors because shareholders expect the Q&A to be in the front of the document, and placing the Q&A after Special Factors would place it approximately 100 pages into the document.

Background of the Merger, page 41

13.	Please revise to expand the “Background of the Merger” section found on page 41. See Item 6 of Form S-4 and Item 1005(c) of Regulation M-A. For example please disclose the following.

•

Disclose the specific date when “PepsiCo began to consider various strategic options and transactions, including, among other things, possible business combinations, resetting the terms and conditions of PepsiCo’s relationship with either or both of PBG and PAS...” as disclosed on page 42. Please also discuss the initial reasons for “considering various strategic options.”

•

Briefly discuss the meetings and conversations that occurred between November 2008 and April 2009, as disclosed on page 42. In doing so, please discuss in more detail the reasons for various strategies considered.

•	Disclose what is meant by “[o]n or around March 18, 2009, PepsiCo determined to reconsider the potential acquisitions.”

Response:

With respect to the first bullet of the Staff’s comment, PepsiCo respectfully advises the Staff that given PepsiCo’s continuous monitoring and evaluation of its business performance and planning as described in the proxy statement / prospectus, PepsiCo does not believe that there was any specific date on which PepsiCo began to consider the various strategic options and transactions referred to in the Staff’s comment. Accordingly, the language referred to by the Staff was meant to convey that these matters were considered on a recurring basis since the organization of PBG and PAS in their current forms approximately ten years ago. As described in the immediately following paragraph in the proxy statement / prospectus, the discussions that ultimately gave rise to the mergers began in November 2008.

In response to the Staff’s comment, and in particular the second bullet of the Staff’s comment, the disclosure in the proxy statement / prospectus regarding the “Background of the Merger” section has been expanded.

With respect to the third bullet of the Staff’s comment, PepsiCo respectfully advises the Staff that there was no date on which a single, formal determination to reconsider the potential acquisition of PAS and PBG was made, but rather over the course of the days before the March 20, 2009 PepsiCo board meeting senior management developed a consensus view that the potential acquisitions of PAS and PBG should be reconsidered.

14.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed any written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A. For example and without limitation, it appears that representatives of Centerview Partners and BofA Merrill Lynch gave presentations on January 4, 2009 and April 19, 2009, yet there is no summary of this presentation.

Response:

In response to the Staff’s comment, the disclosure in the proxy statement / prospectus under “Special Factors – Background of the Merger” has been revised, including the following: pages 29-30 have been revised to include a more detailed summary of the presentations at the January 4, 2009 PepsiCo board meeting and pages 30-31 have been revised to include a more detailed summary of the presentations at the April 19, 2009 PepsiCo board meeting.

PepsiCo supplementally advises the Staff that it believes that the proxy statement / prospectus provides a reasonably detailed description of all reports, opinions and appraisals from outside parties materially related to the merger as required by Items 1015(a) and (b) and Item 1016(c) of Regulation M-A, and PepsiCo supplementally confirms to the Staff that all such reports, opinions and appraisals have been filed as exhibits as required by Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A. PepsiCo further supplementally advises the Staff that (i) the written presentation materials used by representatives of Centerview Partners and BofA Merrill Lynch on January 4, 2009 comprise part of the presentation filed as Exhibit 99(c)(3) to the Registration Statement and (ii) the written presentation materials used by representatives of Centerview Partners and BofA Merrill Lynch on April 19, 2009 comprise part of the presentation filed as Exhibit 99(c)(4) to the Registration Statement.

PepsiCo further supplementally advises the Staff that the disclosure on the following pages have been revised: page 35 has been revised to include a more detailed summary of the presentations at the April 20, 2009 PBG board meeting, pages 36-37 have been revised to include a more detailed summary of the presentations at the April 28, 2009 PBG special committee meeting, page 39 has been revised to include a more detailed summary of the presentations at the May 18, 2009 PBG special committee meeting, page 42 has been revised to include a more detailed summary of the presentations at the July 1, 2009 PBG special committee meeting, page 43 has been revised to include a more detailed summary of the presentations at the July 31, 2009 PBG special committee meeting and pages 45-46 have been revised to include a more detailed summary of the presentations at the August 3, 2009 PBG special committee meeting.

PepsiCo further respectfully advises the Staff that it has been advised by PBG that PBG and Morgan Stanley believe that all reports, opinions and appraisals required to be filed as Exhibits to the Schedule 13e-3 have been so filed. While certain materials used during Morgan Stanley presentations to the PBG board or the special committee have not been filed, the financial analyses in these materials were substantially similar to analyses included in the August 3, 2009 presentation, which is described in detail in the proxy statement / prospectus, and PBG believes that these materials are not material to an investor and that summarizing or providing these materials would only result in unnecessary and duplicative disclosure.

PepsiCo further supplementally advises the Staff that it has been advised by PBG that Perella Weinberg made only one presentation to the PBG board and the PBG special committee on August 3, 2009 which is already disclosed in the proxy statement / prospectus on pages 45-46.

15.	In addition, to the extent these presentations, discussions or reports discussed any specific terms or valuations, please disclose.

Response:

In response to the Staff’s comment, the disclosure in the proxy statement / prospectus under “Special Factors – Background of the Merger” has been revised.

16.	Please disclose why the transaction was structured so that consideration would consist of half cash and half PepsiCo common stock, or direct us to where the disclosure exists in the document.

Response:

PepsiCo supplementally advises the Staff that, as described in the proxy statement / prospectus, the structure of the consideration payable in the merger

(half cash and half PepsiCo common stock, with individual shareholders other than PepsiCo and its subsidiaries entitled to elect to receive cash or stock subject to certain proration procedures) was the result of negotiations between the parties. In particular:

•	As described on page 31, PepsiCo’s initial proposal was a 50% cash, 50% stock transaction.

•	As described on page 42 of the proxy statement /prospectus, in early July 2009 PepsiCo indicated a willingness to PBG to increase the proportion of cash consideration.

•	As indicated on pages 43-44, on July 31, 2009 PepsiCo and the PBG special committee tentatively agreed on a 50% cash, 50% stock mix of consideration.

•

As indicated on page 45, on August 3, 2009 PepsiCo separately agreed with each of PAS and PBG on the 50-50 cash/stock mix of consideration, with the addition of a cash election feature that was subject to proration.

17.	We note that you disclose the purpose of the PBG special committee on page 47. Disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.

Response:

In response to the Staff’s comment, the disclosure on page 35 of the proxy statement / prospectus has been revised.

18.	Please disclose the “certain strategic alternatives available to PBG” referenced on page 47.

Response:

In response to the Staff’s comment, the disclosure on page 36 of the proxy statement / prospectus has been revised.

19.	Please briefly discuss the stockholder rights plan, the additional advance notice and informational requirements for stockholder actions, and the definitive retention agreements discussed on page 48.

Response:

In response to the Staff’s comment, the disclosure on pages 36-37 of the proxy statement / prospectus has been revised.

20.	Please explain the reference in PBG’s May 4, 2009 letter to “the $200 million you referenced.”

Response:

PepsiCo supplementally advises the Staff that PBG has advised it that “the $200 million you referenced” refers to the synergy estimate that PepsiCo included in its April 20, 2009 press release in connection with its April 19, 2009 proposal letter to PBG. The press release was filed by PepsiCo as exhibit 99.2 to its Current Report on Form 8-K dated April 20, 2009, and PepsiCo’s initial estimate that more than $200 million per year before taxes in synergies would be achievable in the proposed acquisitions is also described on page 40 of the proxy statement / prospectus.

21.	Please explain the “potential scenarios relating to PepsiCo’s proposal” discussed with PBG’s special committee on May 18, 2009, May 26, 2009, and June 1, 2009, as disclosed on page 50.

Response:

In response to the Staff’s comment, the disclosure on page 39 of the proxy statement / prospectus has been revised.

Recommendation of the PBG Special Committee and the PBG Board as to Fairness of the Merger, page 58

The PBG Special Committee, page 58

22.	Please ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party’s fairness determination. A listing of the factors considered by the filing person, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate. For example, on page 58, you indicate that the special committee considered its understanding of “PBG and its business as well as its financial performance, results of operations and future prospects.” You do not, however, explain how this factor contributed to the special committee or the board’s determination that the transaction is fair.

Response:

In response to the Staff’s comment, the disclosure in the proxy statement / prospectus under “Special Factors — Recommendation of the PBG Special Committee and the PBG Board as to Fairness of the Merger” and “Special Factors — Position of PepsiCo and Metro Regarding Fairness of the Merger” has been revised.

23.	You disclose that the PBG Board has determined that the transaction is fair to unaffiliated security holders. Please disclose whether the board has determined that the transaction is substantively and procedurally fair.

Response:

In response to the Staff’s comment, the disclosure on page 52 of the proxy statement / prospectus has been revised.

24.	Please explain why the PBG Special Committee considered as an element of fairness the fact that the merger agreement included provisions allowing the PBG Board to consider unsolicited acquisition proposals, in light of the fact that PepsiCo had publicly announced that it would not dispose of its PBG shares in, or vote its PBG shares in favor of, another transaction.

Response:

PepsiCo supplementally advises the Staff that it has been advised by PBG that the PBG special committee recognized the fact that, although PepsiCo’s voting equity ownership in PBG and its public statement regarding alternative transactions made a competing offer unlikely, such an offer was nevertheless possible and PepsiCo could at any point change its mind. PepsiCo’s voting equity ownership of 39.2% is not prohibitive to the approval by a majority of PBG’s security holders of an alternative transaction. As such, the PBG special committee viewed the PBG board’s ability to consider and address any such alternative proposal as contributing to the fairness of the transaction because it supported the PBG special committee’s view that the price offered by PepsiCo, a motivated buyer, would need to be high enough to mitigate the risk to PepsiCo that an alternative proposal could occur and be approved. In response to the Staff’s comment, the disclosure on page 51 of the proxy statement / prospectus has been revised.

25.	Please explain why the likelihood that the merger would be completed is an element of fairness to unaffiliated security holders.

Response:

PepsiCo supplementally advises the Staff that it has been advised by PBG that the likelihood that the merger would be completed is an element of fairness to unaffiliated security holders because it directly relates to the certainty of value being offered by PepsiCo. In response to the Staff’s comment, the disclosure on page 49 of the proxy statement / prospectus has been revised.

26.	Please disclose whether or not the PBG Special Committee and the PBG Board considered the long-term value of PBG common stock as an element of fairness. If not, please disclose why.

Response:

In response to the Staff’s comment, the disclosure on page 48 of the proxy statement / prospectus has been revised.

27.	Please disclose why the PBG Special Committee considered as an element of fairness the fact that the merger agreement required approval by a majority of security holders, given that PepsiCo owns approximately 40% of those shares.

Response:

In response to the Staff’s comment, the disclosure on pages 50-51 of the proxy statement / prospectus has been revised.

28.	Please explain why the PBG Special Committee considered the existence of appraisal rights to be indicative of fairness. The ability of an aggrieved security holder to follow an appraisal procedure under state law would not seem to render the transaction fair.

Response:

In response to the Staff’s comment, the prior disclosure in the proxy statement / prospectus has been deleted.

The PBG Board, page 60

29.	On page 60 and elsewhere in the prospectus, please delete the discussion concerning “arms-length negotiations.” References to arms-length negotiations are inappropriate in a going private transaction.

Response:

In response to the Staff’s comment, references to “arms-length negotiations” have been deleted.

30.	We note your statement on page 60 that “In determining the reasonableness of the PBG Special Committee’s analysis, the PBG Board considered and relied upon...” Item 1014(b) of Regulation M-A requires that the filing person list the factors considered in determining the fairness of the transaction. Please revise to state the factors that the PBG Board considered in determining fairness, rather than reasonableness.

Response:

In response to the Staff’s comment, the disclosure on page 52 of the proxy statement / prospectus has been revised.

31.	In this regard, if one filing person relied upon the analyses of another with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or the special committee, that party must expressly adopt the conclusion and analyses of the other. Refer to Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

Response:

In response to the Staff’s comment, the disclosure on page 52 of the proxy statement / prospectus has been revised.

32.	Please disclose whether the PBG Board and/or the PBG Special Committee considered the prices paid in previous purchases, as disclosed on page 183. See Instruction 2(vi) to Item 1014 of Regulation M-A.

Response:

PepsiCo supplementally advises the Staff that it has been advised by PBG that in reaching its determination as to the fairness of the transaction, the PBG board (and the PBG special committee) did not consider the price paid by PBG in previous purchases of PBG common stock in the prior two years (disclosed on page 198 of the proxy statement / prospectus in response to Item 1002(f) of Regulation M-A), except to the extent it considered historical market prices generally. In response to the Staff’s comment, the disclosure on page 53 of the proxy statement / prospectus has been revised.

33.	Please clarify your disclosure as to why the PBG Special Committee, the PBG Board, PepsiCo and Metro did not consider net book value to be a useful indicator of PBG’s value. The mere fact that NBV is “an accounting concept” or “indicative of historical costs” does not seem to preclude an analysis. In addition, please quantify the going concern value.

Response:

PepsiCo supplementally advises the Staff that it did not, and it has been advised by PBG that the PBG board and the PBG special committee did not, consider the net book value of PBG to be a useful indicator of PBG’s value because none of PepsiCo, the PBG board or the PBG special committee believed that net book value is a reliable measure of the value of PBG as a going concern, but instead is primarily indicative of historical costs only.

PepsiCo further supplementally advises the Staff that it has been advised by PBG that the merger consideration, which as of August 3, 2009 had an equivalent price per share (based on 50%-50% cash-stock split of the merger consideration) of $36.32 per share, is 350% greater than PBG’s net book value per share of $7.95 on a non-fully diluted basis as of June 13, 2009.

PepsiCo further supplementally advises the Staff that it has been advised by PBG that the PBG board and the PBG special committee did not calculate a specific going concern value for PBG. As detailed above, the PBG board and the PBG special committee did rely on the various valuation methodologies used by Morgan Stanley and Perella Weinberg to determine the fairness, from a financial point of view, of the merger consideration to PBG’s unaffiliated security holders. See “Special Factors—Recommendation of the PBG Special Committee and the PBG Board as to Fairness of the Merger” and “Special Factors—Opinion of PBG’s Financial Advisors—Opinion of Morgan Stanley” beginning on pages 47 and 60 respectively, of the proxy statement / prospectus. These valuation methodologies, which include discounted cash flow analyses and precedent transaction analyses, are means of calculating the value of a company on a going concern basis. In response to the Staff’s comment, the disclosure on page 54 of the proxy statement / prospectus has been revised.

Position of PepsiCo and Metro Regarding Fairness of the Merger, page 63

34.	We refer you to the factors that PepsiCo and Metro considered in determining the fairness of this transaction. Revise to provide a materially complete discussion of the basis for the filing persons’ belief that the factor supports the fairness determination. For example, how do the premiums listed on page 63 support their fairness determinations?

Response:

In response to the Staff’s comment, the disclosure on pages 55-56 of the proxy statement / prospectus has been revised

35.	Please explain why it is an element of fairness that security holders will receive all or part of the merger consideration in the form of shares of PepsiCo common stock, given that these shares are publicly traded.

Response:

In response to the Staff’s comment, the disclosure on page 55 of the proxy statement / prospectus has been revised.

Plans for PBG, page 66

36.	Please revise to describe any changes to management or if the same officers and directors will continue with the surviving corporation.

Response:

In response to the Staff’s comment, the disclosure on page 58 of the proxy statement / prospectus has been revised.

Opinion of PBG’s Financial Advisors, page 68

Opinion of Morgan Stanley

37.	Please address here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor’s opinion was able to reach the fairness determination as to the unaffiliated security holders given that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than PepsiCo and its affiliates, rather than all security holders unaffiliated with PBG. This comment applies similarly to the opinion of Perella Weinberg.

Response:

In response to the Staff’s comment, the disclosure on pages 61 and 72 of the proxy statement / prospectus has been revised.

38.

Please ensure that each report describes the purpose of each analysis and why particular measures, multiples and ratios were chosen for analysis. If applicable, please include the underlying data, including any mean, average, high and low values and any comparable values for PBG that were considered. In addition, for each report, please identify the companies and transactions that met your selection criteria and disclose any companies or transactions that were excluded and the reasons for their exclusion. Please revise to describe how the results of each analysis support the fairness conclusion. We note that you have included some of this information for some of the methods of analysis.

Response:

In response to the Staff’s comment, the disclosure on pages 63-82 of the proxy statement / prospectus has been revised. PepsiCo supplementally advises the Staff that it has been advised by PBG that Morgan Stanley believes that the summary of its fairness opinion now adequately describes the purposes and information raised by the Staff’s comment. To the extent additional underlying data has not been included, PepsiCo has been advised that it is PBG’s and Morgan Stanley’s view that such additional data would not add to a shareholder’s understanding of Morgan Stanley’s fairness conclusions or a shareholder’s overall mix of information related to the Section 13e-3 transaction but could be confusing.

39.	We note your statement on page 69 that Morgan Stanley “relied upon without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by PBG and PepsiCo.” Please note that any non-public information used by Morgan Stanley in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor’s reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Morgan Stanley that it used to formulate its opinion, including the specific assumptions outlined in Morgan Stanley’s fairness opinion and report. This comment applies similarly to the analyses of Perella Weinberg and Centerview Partners and BofA Merrill Lynch.

Response:

PepsiCo respectfully supplementally advises the Staff that it has been advised by PBG that (i) any material non-public information used by Morgan Stanley in its analyses has been summarized on pages 61-62 of the proxy statement / prospectus and that all material assumptions underlying Morgan Stanley’s fairness opinion have been disclosed; and (ii) any material non-public information that was used by Perella Weinberg has been disclosed in the proxy statement / prospectus.

PepsiCo further supplementally advises the Staff that all material non-public information provided by PepsiCo to Centerview Partners and/or BofA Merrill Lynch in connection with the mergers has been disclosed in the proxy statement / prospectus.

40.	We note your statement on page 70 that each of the Morgan Stanley analyses “excludes any synergies that might result from the merger.” Given the importance placed on synergies in the background discussion, please explain how Morgan Stanley’s analysis provides an accurate basis for the fairness of the transactions.

Response:

PepsiCo supplementally advises the Staff that it has been advised by PBG that Morgan Stanley believes that even though its analyses did not include potential synergies, such analyses provide an accurate basis for Morgan Stanley’s fairness conclusions because:

•	the value of the synergies that might result from the merger is relatively small compared to the pro forma capitalization of PepsiCo or the combined entity.

•	any impact from synergies that might result from the merger is further mitigated by the fact that the aggregate consideration will consist substantially of 50% cash and 50% of PepsiCo common stock.

•

Morgan Stanley determined that the PBG merger is accretive even without including any potential synergies. Any additional value created as a result of potential synergies would provide an additional benefit to the PBG stockholders and further support the fairness of the transaction.

41.	Briefly describe any limitations PBG and/or the special committee placed on the scope of Morgan Stanley’s opinion. This comment applies similarly to the analyses of Perella Weinberg.

Response:

PepsiCo respectfully supplementally advises the Staff that it has been advised by PBG that there were no limitations PBG and/or the PBG special committee placed on the scope of Morgan Stanley’s opinion or Perella Weinberg’s opinion other than those contained in Morgan Stanley’s opinion and Perella Weinberg’s opinion, as applicable, and as disclosed in the proxy statement / prospectus.

42.	Please disclose and discuss the undisclosed assumptions underlying many of the analyses found in the proxy statement. For example:

•

In the PBG discounted future equity value analysis please disclose the basis for the assumptions used in the discounted future equity value analysis. In particular, we note the twelve-month price-to-multiple earnings range was “based on historical next twelve-month P/E multiples of PBG and other comparable companies that Morgan Stanley viewed as sharing similar characteristics with PBG.” Additionally explain how Morgan Stanley arrived at the discount rate of 10.0%. Provide similar disclosure for the PepsiCo discounted future equity value analysis.

Response:

In response to the Staff’s comment, the disclosure on pages 64 and 70 of the proxy statement / prospectus has been revised to provide a more detailed explanation of the methodology Morgan Stanley used to arrive at its conclusion. PepsiCo respectfully supplementally advises the Staff that it has been advised by PBG that the implied valuation derived from the PBG discounted future equity value analysis reflects the underlying raw data. Disclosure of the raw data itself would not provide any useful additional information for the PBG stockholders and such additional information, if disclosed, could result in unnecessary confusion.

•

Please disclose the basis for the assumptions used in the PBG discounted cash flow analysis. In particular, we note the discount rates between 7% and 8% and the assumed perpetual growth rate after 2013 of 1.5%. Provide similar disclosure for the PepsiCo discounted cash flow analysis, the Perella Weinberg cash flow analysis, and the Centerview Partners and BofA Merrill Lynch discounted cash flow analysis.

Response:

In response to the Staff’s comment, the disclosure on pages 68, 70 and 81 of the proxy statement / prospectus has been revised with respect to the assumptions used in the Morgan Stanley and Perella Weinberg discounted cash flow analyses.

In response to the Staff’s comment, the disclosure appearing on page 90 of the proxy statement / prospectus has been revised with respect to the estimated discount rates between 7% and 8% and the estimated free cash flow perpetuity growth rate of 1.5% used by Centerview Partners and BofA Merrill Lynch in their discounted cash flow analysis.

•	Please disclose how Morgan Stanley selected the discount rate of 7.0% in the PepsiCo equity research price target analysis.

Response:

In response to the Staff’s comment, the disclosure on page 68 of the proxy statement / prospectus has been revised.

•	Please explain how Morgan Stanley extrapolated the projections for fiscal years 2012 and 2013 in the PepsiCo discounted cash flow analysis.

Response:

PepsiCo respectfully supplementally advises the Staff that it has been advised by PBG that Morgan Stanley extrapolated the projections used in the PepsiCo discounted cash flow analysis by keeping the estimates for revenue growth for 2011 constant, holding operating margins beyond 2011 constant and basing certain items, including capital expenditures, bottling equity income and minority interest, on equity research reports issued after PepsiCo’s announcement of its second quarter earnings.

•	Explain how Perella Weinberg arrived at the 7.0% discount rate in the present value of future share price analysis.

Response:

In response to the Staff’s comment, the disclosure on page 82 of the proxy statement / prospectus has been revised.

PBG Unaffected Trading Range, page 70

43.	Explain the significance of the findings from the unaffected trading range analysis and how the results support the final determination of the fairness of the merger consideration. Disclose the meaning and significance of the analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. This comment also applies to the PepsiCo unaffected trading range analysis and to Perella Weinberg’s historical stock trading and transaction premium analysis.

Response:

PepsiCo respectfully supplementally advises the Staff that it has been advised by PBG that Morgan Stanley believes that the unaffected trading range of PBG provides historical reference points with respect to the trading prices of PBG common stock prior to PepsiCo’s initial public announcement of its proposal to acquire PBG and allowed Morgan Stanley to compare these unaffected historical share prices with the consideration offered by PepsiCo. In response to the Staff’s comment, the disclosure on page 63 of the proxy statement / prospectus has been revised.

PepsiCo further respectfully supplementally advises the Staff that it has been advised by PBG that Perella Weinberg’s historical stock trading and transaction premium analysis provided reference points with respect to the trading prices of PBG common stock which enabled Perella Weinberg to compare the historical prices with the consideration offered by PepsiCo. In response to the Staff’s comment, the disclosure on page 76 of the proxy statement / prospectus has been revised.

PBG Comparable PBG Trading Analysis, page 70

44.	Please explain why, in Morgan Stanley’s judgment, only CCE was “sufficiently comparable for purposes of this analysis.” Please quantify the specific criteria used in the selection of CCE. In addition, please revise to disclose the data underlying the results described in this section. For example, disclose aggregate value, estimated EBITDA for 2009 and 2010 and EPS, and the data from each transaction that resulted in the multiple range disclosed on page 72 with respect to the Precedent Transaction Analysis, and the PBG data to which the multiple was applied to arrive at the implied value per share. This comment also applies generally to the companies and criteria used in the “PepsiCo comparable PBG trading analysis” and to the companies and criteria in Perella Weinberg’s selected companies analysis.

Response:

PepsiCo respectfully supplementally advises the Staff that it has been advised by PBG that Morgan Stanley believes that Coca Cola Enterprises, Inc. (“CCE”) and PepsiAmericas, Inc. (“PAS”) are the most directly comparable companies to PBG with respect to PBG’s operations, products, size, geographical scope and historical trading characteristics. In Morgan Stanley’s judgment, only CCE was sufficiently comparable for purposes of the PBG comparable trading analysis, as the trading history of PAS was affected after April 17, 2009 by the public announcement of the proposed acquisition of PAS by PepsiCo. In response to the Staff’s comment, the disclosure on page 63 of the proxy statement / prospectus has been revised.

The disclosure on page 63 and 69 of the proxy statement / prospectus has also been revised to include disclosure of the PBG and PepsiCo EBITDA and earnings per share. However, PepsiCo respectfully supplementally advises the Staff that it has been advised by PBG that the implied value derived from the PBG comparable trading analysis and the PepsiCo comparable trading analysis reflects the underlying raw data and that disclosure of the raw data itself would not provide any useful additional information for the PBG stockholders and such additional information, if disclosed, could result in unnecessary confusion.

In response to the Staff’s comment with respect to the selected companies analysis of Perella Weinberg, the disclosure on pages 79-81 of the proxy statement / prospectus has been revised.

PBG Discounted Future Equity Value Analysis, page 71

45.	Please list the “other comparable companies that Morgan Stanley viewed as sharing similar characteristics with PBG” and disclose the criteria used in their selection. Disclose the data underlying the results. This comment applies similarly to the PepsiCo discounted future equity value analysis.

Response:

In response to the Staff’s comment, the disclosure on page 64 of the proxy statement / prospectus has been revised.

PBG Precedent Transaction Analysis, page 71

46.	Disclose the methodology and criteria used to determine the transactions selected for comparison and identify the date of each transaction. Please indicate whether the criteria were consistently applied and indicate whether any additional business sale transactions fit within these criteria but were not analyzed, and if so, why not. This comment applies similarly to the Perella Weinberg precedent transactions analysis and Centerview Partners and BofA Merrill Lynch.

Response:

In response to the Staff’s comment, with respect to Morgan Stanley’s PBG precedent transaction analysis and the Perella Weinberg precedent transaction analysis, the disclosure on pages 65 and 78 of the proxy statement / prospectus has been revised.

In response to the Staff’s comment, with respect to the Centerview Partners and BofA Merrill Lynch precedent transaction analysis, the disclosure in the proxy statement / prospectus under the Selected Precedent Transactions Analysis beginning on page 91 has been revised to clarify that the transactions included were transactions involving relevant international beverage companies that are of a substantial size and for which publicly disclosed information is available. PepsiCo supplementally advises the Staff that is has been informed by Centerview Partners and BofA Merrill Lynch that they are not aware of any transactions meeting these criteria other than those used in their analysis.

PBG Premiums Paid Analysis, page 72

47.	Please list the acquisitions reviewed in the premiums paid analysis and clarify how you determined these were comparable acquisitions. In particular we note the criteria that the value of the transactions was as low as $1.0 billion. The fee table indicates that the equity value of the shares to be received from PBG in this transaction is approximately $3.6 billion. This comment applies similarly to the Perella Weinberg premia paid statistics.

Response:

In response to the Staff’s comment, the disclosure on pages 66-67 and 77-78 of the proxy statement / prospectus has been revised.

PepsiCo further respectfully supplementally advises the Staff that it has been advised by PBG that Perella Weinberg reviewed the premia paid in more than 2,500 transactions and therefore the requested disclosure would be unduly burdensome. In response to the Staff’s comment, the disclosure on pages 77-78 of the proxy statement / prospectus has been revised to reflect the number of transactions reviewed.

PepsiCo Equity Research Price Target Analysis, page 74

48.	Please explain why July 22, 2009 was selected as a publication cutoff date.

Response:

PepsiCo further respectfully supplementally advises the Staff that it has been advised by PBG that Morgan Stanley selected July 22, 2009 because it was the date PepsiCo announced its second quarter earnings results. In response to the Staff’s comment, the disclosure on page 68 of the proxy statement / prospectus has been revised.

PepsiCo Discounted Cash Flow Analysis, page 75

49.	Please disclose the “equity research estimates for fiscal years 2009 to 2011.”

Response:

PepsiCo respectfully supplementally advises the Staff that it has been advised by PBG that the implied value derived from the PepsiCo discounted cash flow analysis reflects the underlying raw data and that disclosure of the raw data itself would not provide any useful additional information for the PBG stockholders and such additional information, if disclosed, could result in unnecessary confusion.

Pro Forma Analysis, page 76

50.	Please further explain the significance of the pro forma analysis, and how the results support the final determination of the fairness of the merger consideration.

Response:

PepsiCo respectfully supplementally advises the Staff that it has been advised by PBG that Morgan Stanley believed the pro forma analysis to be important given the form of consideration being offered by PepsiCo to the PBG stockholders. In Morgan Stanley’s view, the transaction is accretive, which implies that stockholders of PepsiCo would realize an increase in earnings that could result in an increase in the price of PepsiCo’s stock. Because Morgan Stanley has determined that the transaction is accretive on a pre-synergy basis, Morgan Stanley’s analysis demonstrates that PBG stockholders who will become stockholders of PepsiCo will also realize the benefits of the transaction after the consummation of the merger.

Miscellaneous page 76

51.	You make reference on pages 77 to Morgan Stanley’s past relationships with PBG and PepsiCo. Please describe, with more specificity, PepsiCo and PBG’s relationship with Morgan Stanley during the past two years. Include within your discussion the amount of compensation paid during that time. See Item 1015(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, the disclosure on page 72 of the proxy statement / prospectus has been revised.

52.	We note on page 77 that “PBG has agreed to pay Morgan Stanley a fee of $43 million, a significant portion of which is payable upon the closing of the merger or PBG remaining independent.” Please clarify the specific portion of the fees that are payable upon consummation of the PBG merger. In addition, revise any references to consultation with your financial advisors to address these contingent payments.

Response:

In response to the Staff’s comment, the disclosure on page 72 of the proxy statement / prospectus has been revised.

Perella Weinberg, page 77

53.	Please further disclose the “complex considerations and judgments concerning differences in financial and operating characteristics and other factors” referred to throughout this section.

Response:

In response to the Staff’s comment, the disclosure on pages 79-82 of the proxy statement / prospectus has been revised.

Implied Transaction Multiples, page 80

54.	Please disclose the conclusions regarding fairness that Perella Weinberg was able to draw as a result of this analysis.

Response:

PepsiCo respectfully supplementally advises the Staff that it has been advised by PBG that these multiples were reference points that Perella Weinberg used in conjunction with the other analyses in providing its opinion as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of PBG common stock, other than PepsiCo or any affiliate of PepsiCo.

Equity Research Analyst Price Targets Statistics, page 81

55.	Please disclose the specific price targets used, including the sources and any known underlying assumptions. Explain why the specific period from February 11, 2009 through July 29, 2009 was chosen.

Response:

In response to the Staff’s comment, the disclosure on page 77 of the proxy statement / prospectus has been revised.

Premia Paid Statistics, page 82

56.	Explain what is meant that “Perella Weinberg selected a representative range of implied premia of 20-40%.” Explain the basis upon which a representative selection was made, and why any exclusions were made.

Response:

In response to the Staff’s comment, the disclosure on page 78 of the proxy statement / prospectus has been revised.

Precedent Transactions Analysis, page 82

57.	Please further explain how the multiples for the selected transactions were “based on publicly available information at the time of the relevant transaction and third party research analyst estimates,” disclosing sources and any assumptions. Disclose the multiples for the composite of private bottling acquisitions as provided by management of PBG, disclosing the methodology of their preparation.

Response:

In response to the Staff’s comment, the disclosure on page 78 of the proxy statement / prospectus has been revised.

58.	Explain what is meant that “Perella Weinberg selected a representative range of multiples of the transactions.” Explain the basis upon which a representative selection was made, and why any exclusions were made.

Response:

In response to the Staff’s comment, the disclosure on page 78 of the proxy statement / prospectus has been revised.

Selected Companies Analysis, page 83

59.	Disclose each estimate, source, and any known underlying assumptions for the “third party research analyst estimates for forecasted information.”

Response:

In response to the Staff’s comment, the disclosure on page 79 of the proxy statement / prospectus has been revised.

60.	Explain what is meant that “Perella Weinberg selected a representative range of financial multiples of the selected companies” and that “Perella Weinberg selected representative range of price per share as a multiple of estimated EPS.” Explain the bases upon which representative selections were made, and why any exclusions were made.

Response:

In response to the Staff’s comment, the disclosure on pages 80-81 of the proxy statement / prospectus has been revised.

Present Value of Future Share Price, page 85

61.	Please clarify the source and specific values of the “estimated EPS multiples of 14.0x to 17.0x” and the “estimated EPS for PepsiCo following the merger for calendar year 2011.”

Response:

In response to the Staff’s comment, the disclosure on pages 81-82 of the proxy statement / prospectus has been revised.

Synergies Analysis, page 85

62.	Disclose the methodology in both the “discounted cash flow and price to EPS multiple synergies valuation.”

Response:

In response to the Staff’s comment, the disclosure on page 82 of the proxy statement / prospectus has been revised.

Financial Analyses, page 91.

Historical Stock Trading and Equity Analyst Price Target Analyses, page 91

63.	You state that “the historical stock trading and equity analyst price target analyses are not valuation methodologies, but are presented merely for informational purposes.” Please clarify to what extent this analysis was used in determining the fairness of the transaction.

Response:

In response to the Staff’s comment, the language in question has been deleted.

Selected Publicly Traded Companies Analysis, page 92

64.	Please disclose the criteria Centerview Partners and BofA Merrill Lynch used to select Coca-Cola Enterprises Inc. and Dr Pepper Snapple Group, Inc. Please quantify the specific criteria used to select these companies. In addition, please revise to disclose the data underlying the results described in this section. For example, disclose the enterprise value and estimated EBITDA, and the data from each transaction that resulted in the multiple range disclosed on page 93 with respect to the Precedent Transactions Analysis, and the PBG data to which the multiple was applied to arrive at the implied per share equity value range on page 94.

Response:

In response to the Staff’s comment, the disclosure of the Selected Publicly Traded Companies Analysis beginning on page 89 of the proxy statement / prospectus has been revised to clarify that Coca-Cola Enterprises Inc. and Dr Pepper Snapple Group, Inc. were selected because they are the only two publicly traded companies in the United States beverage sector with significant bottling operations and enterprise values of greater than $500 million. The disclosure was also revised to disclose the 2009 estimated EBITDA and LTM EBITDA of PBG used in the financial analyses.

PepsiCo respectfully submits to the Staff that Item 1015(b)(6) of Regulation M-A requires a “summary concerning the negotiation, report, opinion or appraisal”, not a complete replication of the presentation. The proxy statement / prospectus summarizes in detail the financial analyses presented in the August 3, 2009 presentation to PepsiCo’s board of directors in a manner typical for how these types of analyses are customarily described in similar disclosure documents by providing the range of multiples. PepsiCo respectfully submits that it believes that replication of all of the data underlying the financial analyses would not be consistent with the requirements of Item 1015(b)(6) of Regulation M-A and would only make the disclosure less meaningful and less helpful. In the event a stockholder desires the additional information, the August 3, 2009 presentation to PepsiCo’s board of directors has been filed as exhibit 99(c)(5) to the Registration Statement.

Selected Precedent Transactions Analysis, page 93

65.	Please explain how the reference range of 8.0x-10.0x of selected multiples of enterprise value to LTM EBITDA was chosen.

Response:

In response to the Staff’s comment, the disclosure on page 91 of the proxy statement / prospectus has been revised.

Precedent Squeezeout Premiums Analysis, page 94

66.	Please further explain the specific criteria used to choose the “selected transactions” between January 1, 2004 and the date of the opinions. In particular we note the criteria that the value of the transactions was as low as $250 million. The fee table indicates the equity value of the shares to be received from PBG in this transaction is approximately $3.6 billion.

Response:

In response to the Staff’s comment, the disclosure on page 92 of the proxy statement / prospectus has been revised to reflect that the review included all transactions between January 1, 2004 and the date of the opinions which were acquisitions of publicly traded minority interests in a United States company with a value of greater than $250 million with an initial acquirer ownership stake of at least forty percent and which ultimately led to a public agreement or tender offer. PepsiCo supplementally advises the Staff that it understands Centerview Partners and BofA Merrill Lynch selected $250 million as the appropriate criteria because it provided a large data set for this analysis and it was less relevant to Centerview Partners’ and BofA Merrill Lynch’s precedent squeezeout premiums analysis that the selected precedents were of a comparable size to PBG.

67.	Please disclose the final offer premium prior to announcement for each selected transaction.

Response:

PepsiCo supplementally advises the Staff that the description of Centerview Partners’ and BofA Merrill Lynch’s Precedent Squeezeout Premiums Analysis already includes summary information relating to the premia paid in these precedent transactions (i.e., minimum, maximum and mean premia). PepsiCo respectfully supplementally advises the Staff that it believes that setting forth detailed premia information for each of these individual transactions would not materially enhance an investor’s understanding of Centerview Partners’ and BofA Merrill Lynch’s analysis.

Pro Forma Accretion/Dilution Analysis, page 95

68.	Disclose how the pro forma accretion/dilution analysis was used to evaluate the fairness of the transaction.

Response:

In response to the Staff’s comment, the disclosure on page 93 of the proxy statement / prospectus has been revised to reflect that the pro forma accretion/dilution analysis, in this context, is not a material component of evaluating the fairness of a transaction from a financial point of view and that Centerview Partners and BofA Merrill Lynch performed this analysis in order to assist PepsiCo’s board of directors in assessing the impact of the transaction on the earnings per share of PepsiCo.

Miscellaneous page 96

69.	You refer to Centerview Partners’ and BofA Merrill Lynch’s familiarity with PepsiCo and its business on page 86 and 97 Please describe, with more specificity, PepsiCo and PBG’s relationships with Centerview Partners and BofA Merrill Lynch during the past two years. Include within your discussion the amount of compensation received or to be received. See Item 1015(b)(4) of Regulation M-A. In particular, please disclose the amount of compensation payable to BofA Merrill Lynch in connection with the financing of the merger.

Response:

In response to the Staff’s comment, the disclosure on pages 94-95 of the proxy statement / prospectus has been revised.

70.	If you are not disseminating all fairness opinions to security holders, please include the statement required by Item 1015(c) of Regulation M-A.

Response:

In response to the Staff’s comment, the disclosure on page 84 of the proxy statement / prospectus has been revised.

The Merger Agreement page 110

71.

We note your statement that terms and information in the merger agreement should not be relied upon as disclosures about PepsiCo or PBG, and that the merger agreement is not intended to change or supplement the disclosures in your public reports. The merger agreement was filed as an exhibit to a publicly filed document. Please revise to remove the implication that the merger agreement and summary do not constitute public disclosure. We would not object if you revised this language to state that the merger agreement is not intended to change or supplement the disclosures in your public reports filed with the SEC, but rather is intended to govern the contractual rights and relationships, and to allocate risks, between the parties to the agreement.

Response:

In response to the Staff’s comment, the disclosure on page 122 of the proxy statement / prospectus has been revised.

Unaudited Pro Forma Condensed Combined Financial Information page 118 General

72.	Please provide updated pro forma financial statements as of the most recent date for which you have filed a consolidated balance sheet (i.e. September 5, 2009). Refer to Article 11-02 of Regulation S-X.

Response:

In response to the Staff’s comment, the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus have been revised as of and for the thirty-six weeks ended September 5, 2009.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 4 — Estimated Purchase Price and Resulting Adjustment to Goodwill page 138

73.	We note that you have utilized your stock price as of June 13, 2009 in your calculation of the estimated purchase price of Pepsi Bottling Group and PepsiAmericas. However, it appears that you should have utilized the most recent stock price at the time of filing to determine the value of the stock that will be issued. Please revise.

Response:

In response to the Staff’s comment, the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus have been revised to reflect PepsiCo’s share price as of November 2, 2009. PepsiCo supplementally advises the Staff that it will continue to update its stock price in subsequent filings.

74.

We note that you have presented a sensitivity analysis per page 139 assuming a 25% increase or decrease in your stock price. We also note that the Black-Scholes model used to calculate the fair value of your stock-based compensation awards assumed an expected volatility factor of 16% as of December 27, 2008 and 17% as of September 5,

2009. Please provide us with a bridge between the volatility factor used in your recent Black-Scholes models and in this sensitivity analysis as your disclosure states that a 25% change is deemed to be reasonable based in part on the expected volatility used in your recent Black-Scholes calculations.

Response:

In response to the Staff’s comment, Note 4 to the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus has been revised to reflect a sensitivity analysis of 32% and to remove the reference to the expected volatility used in PepsiCo’s most recent weighted-average Black-Scholes fair value assumptions.

PepsiCo supplementally advises the Staff that the 17% expected volatility used in the Black-Scholes model as of September 5, 2009 is based upon movements in PepsiCo’s stock price over the most recent historical period equivalent to the expected life of options granted, approximately 6-7 years, consistent with PepsiCo’s expectation of the volatility of PepsiCo’s stock price over the expected life of options granted. In arriving at the 32% sensitivity rate used, PepsiCo observed a 32% fluctuation between the high and low trading prices of PepsiCo common stock between the time the proposed merger with PBG was announced and the time these unaudited pro forma condensed combined financial statements were prepared. PepsiCo believes the fluctuation of PepsiCo’s stock price over this shorter horizon provides a more meaningful sensitivity for the reader based upon the expected time between when these unaudited pro forma condensed combined financial statements were prepared and the ultimate merger date.

Note 9 — Pension and Post-Retirement Benefits page 144

75.	In order to provide an investor with a clearer understanding of this adjustment, please expand your disclosure to clarify why you have presented adjustments eliminating the prior service cost and unamortized actuarial loss associated with Pepsi Bottling Group’s and PepsiAmericas’ respective pension and post-retirement benefit plans.

Response:

In response to the Staff’s comment, Note 9 to the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus has been revised to clarify that the adjustments to eliminate prior service costs and unamortized actuarial losses related to the pension and postretirement benefit plan liabilities of PBG and PAS were recorded as such liabilities will be recorded at an amount representing the funded status of the pension and postretirement benefit plans on the merger date.

Note 10 — Income Taxes, page 144

76.	We note that you have estimated your deferred income tax liability related to the acquisition of Pepsi Bottling Group and PepsiAmericas by applying a 35% tax rate to the fair value adjustments made to assets acquired and liabilities assumed with the exception of goodwill. Please provide us with your calculation of this amount as it is not evident based on your disclosure.

Response:

In response to the Staff’s comment, Note 10 to the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus has been revised to include a table depicting the calculation of the total deferred income tax liability balance reflected as an adjustment to the unaudited pro forma condensed combined balance sheet as of September 5, 2009.

Note 11 — Investments in Non-controlled Affiliates, page 144

77.	We note you estimate the recognition of a gain of $400-$900 million in connection with the acquisition of Pepsi Bottling Group and a gain of $300-$600 million in connection with the acquisition of PepsiAmericas. It also appears that you have recorded a pro forma adjustment to retained earnings equal to the median estimated gain associated with the acquisition of each of these entities. It does not appear that the amounts recorded for these pro forma adjustments meet the factually supportable criteria per Article 11-02 of Regulation S-X. Please revise or advise.

Response:

In response to the Staff’s comment, Note 11 to the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus has been revised. PepsiCo supplementally advises the Staff that the gain is deemed to be factually supportable as the amount is calculated based on PepsiCo’s existing equity ownership in PBG and PAS and is directly attributable to the mergers becoming effective. In response to the Staff’s comment, the disclosure in the proxy statement / prospectus has been revised to remove the ranges of estimated gains and add a sensitivity analysis. PepsiCo supplementally advises the Staff that the sensitivity analysis is intended to enhance the understanding of the relationship of the potential gains on the previously held equity interests to changes of 32% in PepsiCo’s stock price, consistent with the estimated volatility discussed in Note 4.

Exhibit 99.1 — Form of Proxy

78.	Please revise to indicate that the form of proxy card is a preliminary copy. Refer to Rule 14a-6(e)(1).

Response:

In response to the Staff’s comment, the form of proxy card has been revised to indicate that it is a preliminary copy.

**************

Please contact the undersigned at (212) 450-4083, George R. Bason, Jr. at (212) 450-4340 or Marc O. Williams at (212) 450-6145 should you require further information or have any questions.

Sincerely,

/s/ John H. Butler
John H. Butler